
PRANOS.ai
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Nate Alizé Allison · 2nd

Co-Founder & COO at PRANOS.ai

San Francisco Bay Area · Contact info

500+ connections

3 mutual connections: David Valverde (V.V.V), Rohan Brown, and 1 other

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PRANOS.ai

The Wharton School

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This gonna be all the rave once pro back...

6

Experience

Co-Founder & COO
PRANOS.ai
Jan 2020 – Present · 1 yr 9 mos
San Francisco Bay Area

Co-founder of Pranos.ai, an outdoor publishing platform that distributes content throughout the universe. Our technology converts windows on vehicles and buildings into digital displays affording consumers the ability to broadcast out-of-home.

Business Development Executive
Grabb-It
Oct 2018 – Jun 2019 · 9 mos
San Francisco Bay Area

Created strategic plans, acquired new customers, and expanded the business strategy from digital advertising to include the distribution of other forms of content such as movies, music videos, and news feeds at this Y-Combinator

Principal
T3 Advisors
Apr 2018 – Oct 2018 · 7 mos
San Francisco Bay Area

T3 Advisors is the trusted workplace and space advisory firm to the world's leading innovators. With offices in Boston, Palo Alto, San Francisco, and New York, and projects all over the world, T3 Advisors is the only tenant-rep commercial real

Managing Member and Broker of Record
Hadley Real Estate
Jul 2011 – Apr 2018 · 6 yrs 10 mos
New Jersey & Philadelphia

A boutique commercial and residential real estate company founded by Nathan Allison, Jr. in
2011, with a focus on real estate development and construction, transactional brokerage

Development Director
PREIT
Dec 2002 – Jul 2011 · 8 yrs 8 mos
Greater Philadelphia Area

A publicly traded real estate investment trust specializing in

the ownership and management of differentiated shopping malls and mixed-use properties (NYSE: PEI)

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Education

The Wharton School

Bachelor of Science and Economics, Real Estate and Finance

Activities and Societies: Varsity Basketball Team

Honors – Martin Bucksbaum Fellowship Award – Graduation-Day Award for Outstanding Achievement in Real Estate

Volunteer experience

Trustee & Chairman of the Strategic Planning Committee

BK Style Foundation

Sep 2019 – Present • 2 yrs 1 mo

Arts and Culture

The BK Style Foundation supports creatives that are looking to develop careers within the fashion ecosystem.

Alumni Interviewer

University of Pennsylvania

Aug 2014 – Present • 7 yrs 2 mos

Children

Interview prospective students for entry into the University of Pennsylvania

Head Women Basketball Coach

Gloucester County Institute of Technology

Oct 2016 – May 2018 • 1 yr 8 mos

Children

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Skills & endorsements

Real Estate Development · 71


Endorsed by **Jim Carr, who is highly skilled at this**

PREIT
Endorsed by **4 of Nate Alizé's colleagues at PREIT**

Real Estate · 57


Endorsed by **Wes Easly and 1 other who is highly skilled at this**

PREIT
Endorsed by **4 of Nate Alizé's colleagues at PREIT**

Due Diligence · 49


Endorsed by **Peter W. Leibundgut, who is highly skilled at this**

PREIT
Endorsed by **6 of Nate Alizé's colleagues at PREIT**

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